Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Incorporation
Fleet Street (US) Corp.	Delaware
Bottomline Technologies Limited	United Kingdom
Bottomline Technologies Europe Limited	United Kingdom
Bottomline Transactional Services Limited	United Kingdom
Create!form International, Inc.	Delaware
Create!form US, Inc.	Delaware
CLS Research Pty Ltd.	Australia
Bottomline Technologies (Aust) Pty Ltd.	Australia
HMSL Group, Ltd.	United Kingdom
Visibillity LLC.	Delaware
Tranmit Plc.	United Kingdom
Formscape LLC	Delaware
Formscape Group Limited	United Kingdom
AFP Holdings Limited	United Kingdom
Formscape Software Limited	United Kingdom
Formscape GmbH	Germany
Bottomline Technologies France SAS	France